

April 29, 2003

03 MAY -2 7:21

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA



03050776

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 103/2003**

  Subject: Notification of the Resolutions of the Annual General Meeting of Shareholders for the Year 2003
  Date: April 29, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Saowanee Tengvongvatana or Ms. Jarurat Jatanathummakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or saowanee.t@shincorp.com or jarurat@shincorp.com

Thank you for your attention to this matter.

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

dlw 5/27



April 29, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 103/2003**

  Subject: Notification of the Resolutions of the Annual General Meeting of Shareholders for the Year 2003
  Date: April 29, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Saowanee Tengvongvatana or Ms. Jarurat Jatanathummakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or saowanee.t@shincorp.com or jarurat@shincorp.com

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
Date April 29, 2003

AIS 103/2003

April 29, 2003

Subject: Notification of the Resolutions of the Annual General Meeting of Shareholders for the Year 2003

To: The President
Stock Exchange of Thailand

The Annual General Meeting of Shareholders of Advanced Info Service Public Company Limited (the "Company") has resolved in the meeting held on April 29, 2003 at the Auditorium, 19th floor, Shinawatra Tower 1, No. 414 Phahonyothin Road, SamsenNai, Phayathai, Bangkok on the following matters:

1. Certified the Minutes of the Extraordinary General Meeting of Shareholders No. 2/2002 held on October 7, 2002.

2. Certified the Board of Directors' report for the fiscal year 2002.

3. Approved the Balance Sheets, Statement of Income, and Cash Flow Statements of the year 2002 ended December 31, 2002.

4. Approved the appointment of directors replacing those retired by rotation, determined the authorized signatories of the Company, and the directors' remuneration for the fiscal year 2003 as follows:

4.1 The rotated directors are as follows:
- Mr. Boonklee Plangsiri
- Mr. Somprasong Boonyachai
- Mr. Arun Churdboonchart

The rotated directors being re-elected are as follows:
- Mr. Boonklee Plangsiri
- Mr. Somprasong Boonyachai
- Mr. Arun Churdboonchart

The members of the Board of Directors will be as follows:

- Mr. Paiboon Limpaphayom (Ph.D.)	Chairman of the Board of Directors
- Mr. Boonklee Plangsiri	Director
- Mr. Somprasong Boonyachai	Director
- Mrs. Siripen Sitasuwan	Director
- Mr. Lum Hon Fye	Director
- Mr. Chow, Wing Keung Lucas	Director
- Mrs. Tasanee Manorot	Director
- Mr. Suphadej Poonpipat	Chairman of the Audit Committee
- Mr. Arun Churdboonchart	Member of the Audit Committee
- Mr. Boonchoo Direksathapon	Member of the Audit Committee

4.2 The authorized signatories are as follows:

"Mr. Boonklee Plangsiri, Mr. Somprasong Boonyachai and Mrs. Siripen Sitasuwan, any two of these three directors jointly sign with the Company's seal affixed."

4.3 The directors' remuneration for the fiscal year 2003 is up to Baht 8,000,000. The remuneration comprises salary, bonus, welfare, provident fund and meeting allowance. The meeting allowance for the Board meeting shall be paid at the rate of Baht 20,000 each to the director who represents TOT Corporation Plc and to independent directors of the Company. In addition, the independent directors who are also members of sub-committees of the Company shall also receive another Baht 20,000 except in the case of independent directors who are the chairman of sub-committees shall be paid Baht 25,000 for attending sub-committee meeting.

5. Approved the appointment of four auditors of PricewaterhouseCoopers ABAS Ltd. to be the Company's auditors for the year ended 2003 as follows:

- Mr. Prasan Chuapanich CPA. No. 3051
- Ms. Nangnoi Charoenthavesub CPA. No. 3044
- Mrs.Suwannee Bhuripanyo CPA. No. 3371
- Mr. Prasit Yuengsrikul CPA. No. 4174

Any one being authorized to conduct the audit and express an opinion on the annual financial statements of the company. In the absence of the above named auditors, PricewaterhouseCoopers ABAS Limited is authorized to identify one other Certified Public Accountant with PricewaterhouseCoopers ABAS Limited to carry out the work with an audit fee for the year 2003 of up to Baht 6.74 million.

6. Approved the distribution of dividends for the fiscal year 2002 at Baht 1.55 each, totalling Baht 4,549.25 million. The closing date of share register book to determine the right to receive dividends was on April 9, 2003, at 12.00 noon and the payment date will be on May 23, 2003.

7. Approved the issuance and offering of warrants 8,467,200 units to purchase ordinary shares to directors, employees and advisors of the Company, equivalent to 0.29 percent of the total paid-up capital of the Company (ESOP Grant II).

Type of Warrants	Warrants to purchase the Company's ordinary shares, in registered form and non-transferable unless by hereditary or beneficiary transfer as specified.
Total Number of Warrants to be Offered	8,467,200 units
Offering Price per Unit	Baht 0 (zero Baht)
Offering Period	The offering shall be completed within one year from the date on which the program is approved by the SEC.
Terms	Not exceeding 5 years from the issue and offer date.
Reserved Shares	8,467,200 shares (at the par value of Baht 1), or 0.29 of the total paid-up shares.
Warrant Allocation Method	Allocation of warrants to the Company's directors, employees and advisors and not offering through the

intermediary.

Exercise Ratio	One warrant per one ordinary share
Exercise Price	The weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting, Baht 43.38 per share.
Issuing and Offering Date	The Company's Executive Committee will determine the date of issuing and offering of warrants
Exercise Period	The Company's directors, employees and advisors could exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year — Directors, employees and advisors are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.

Second Year — Directors, employees and advisors are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.

Third Year — Directors, employees and advisors are entitled to exercise the remainder of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants have expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.

<u>Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares</u> -None-

However, the Executive Committee or the person that is authorized from the Board of Director empower to consider and determine any other details regarding the issuance of the Warrants including the process to obtain the approval from the related until and any other authority to undertake any action necessary and related to such issuance of the warrants.

8. Approved the allotment of 8,467,200 ordinary shares, at the par value Baht 1 each, to reserve for the exercise of warrants under the ESOP Grant II.

   However, the Executive Committee or the person that is authorized from the Board of Director empower to consider and determine any other details regarding the issuance of the Warrants including the process to obtain the approval from the related until and any other authority to undertake any action necessary and related to such issuance of the warrants including the registration of the capital increase in the Stock Exchange of Thailand.

9. Approved, with consent from the Remuneration Committee, the allocation of warrants to the Company's directors, employees and advisors who are eligible to be allocated of warrants exceeding 5% of the total ESOP Grant II. These directors, employees and advisors are:

Name	Number of Allocated Warrants	Percent of Total Warrants
1. Mr. Somprasong Boonyachai Chairman of the Executive Committee-Wireless Communications	609,400	7.20
2. Mrs. Suvimon Kaewkoon Chief Customer Champion & Terminal Business Officer	786,000	9.28
3. Ms. Yingluk Shinawatra President-Wireless	786,000	9.28
4. Mr. Vikrom Sripratak Chief Technology Officer	579,000	6.84

10. Approved the amendment to the terms and conditions of ESOP Grant I in order to comply with the ESOP Grant II. Details of Grant I amendments are that any director, employee or advisor resign from the Company due to the Company's order of transfer or is no longer a director, employee or advisor of the Company by reason of death, disappearance, infirmity, or incompetence, such director, employee or advisor shall be entitled to exercise their warrants until the end of the term of the warrants in stead of the existing details of Grant I in which such director, employee or advisor will be entitled to exercise their warrants **only** the allowed portion and is **not** entitled to_exercise their warrants to purchase the remaining ordinary shares that are not due. These amendments become effective on March 27, 2002 which was the issuing and offering date of ESOP Grant I.